EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 29,	September 30,
In millions	2013	2012
Earnings
Earnings before income taxes and noncontrolling interests	$1,572	$1,798
Add
Fixed charges	79	77
Amortization of capitalized interest	1	1
Distributed income of equity investees	162	218
Less
Equity in earnings of investees	254	272
Capitalized interest	5	5
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	1
Earnings before fixed charges	$1,555	$1,816

Fixed charges
Interest expense	$22	$25
Capitalized interest	5	5
Amortization of debt discount	8	3
Interest portion of rental expense (1)	44	44
Total fixed charges	$79	$77

Ratio of earnings to fixed charges	19.7	23.6
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(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.